SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)*

COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
20581E104
(CUSIP Number)
James F. Powers, Esq.
Senior Counsel
Wells Fargo & Company
30th Floor, One Wachovia Center
301 South College Street
Charlotte NC 28202-6000
(704) 383-0520

With copies to:
James R. Wyche, Esq.
K&L Gates LLP
214 N. Tryon Street
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7558
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20581E104	13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS WACHOVIA INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO
1	As a result of being party to the Tender and Voting Agreement (as described in Items 4 and 6 of Amendment No. 5), Wachovia Investors, Inc. may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia Investors, Inc. expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Supporting Stockholders (as defined in Amendment No. 5).

CUSIP No.	20581E104	13D	Page	3	of	6	Pages

1	NAME OF REPORTING PERSONS WELLS FARGO & COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	HC
1	As a result of Wachovia Investors, Inc. being party to the Tender and Voting Agreement (as described in Items 4 and 6 of Amendment No. 5), Wells Fargo & Company may be considered a member of a “group” for purposes of this Schedule 13D. Wells Fargo & Company expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Supporting Stockholders (as defined in Amendment No. 5).

Explanatory Note. This Amendment No. 7 (this “Amendment”) is filed jointly on behalf of (i) Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wells Fargo & Company, a Delaware corporation (“Wells Fargo”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D filed by the Reporting Persons on October 12, 2004, as amended by Amendment No. 1 filed on January 30, 2007, Amendment No. 2 filed on February 12, 2007, Amendment No. 3 filed on May 29, 2007, Amendment No. 4 filed on December 24, 2008, Amendment No. 5 filed on February 5, 2010, and Amendment No. 6 filed on March 17, 2010 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are assigned to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 5. Interest in Securities of the Issuer.
     Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the date hereof, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Listed Persons beneficially owns any shares of Common Stock.
     (b) As of the date hereof, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Listed Persons holds any shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
     (c) On April 2, 2010, pursuant to the Offer, Merger Sub accepted for payment (i) 3,460,262 shares of Common Stock owned directly by Wachovia Investors, Inc., and owned beneficially by Wells Fargo & Company, and (ii) 135,000 shares of Common Stock owned directly by the Listed Persons for Wachovia Investors. Pursuant to the Merger Agreement, stockholders were given the option to exchange Common Stock for either $17.65 in cash or 0.304 of a share of Manpower Common Stock for each share of Common Stock. The aggregate amount of cash and of Manpower Common Stock available for election at the closing of the Offer was determined on a 50/50 basis, such that if the holders of more than 50% of the shares tendered in the Offer elected more than the cash or Manpower Common Stock available, they would receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elected to receive was oversubscribed. For example, if the holders of more than 50% of the Common Stock who tendered in the Offer elected cash then such holders in the aggregate would receive all of the cash available for payment in the Offer (50% of the total consideration payable to all stockholders who tender in the Offer) but also would receive some Manpower Common Stock on a pro rata basis, since there would have been an oversubscription for cash payment. The Reporting Persons and one of the Listed Persons for Wachovia Investors

Page 4 of 6 Pages

elected to receive payment in the form of cash, and two of the Listed Persons for Wachovia Investors elected to receive payment in the form of Manpower Common Stock.
     On April 5, 2010, Manpower stated that based on preliminary results the exchange offer consideration would be as follows: (i) each share of Common Stock for which a stock election or no election was made would be converted into the right to receive 0.304 of a share of Manpower Common Stock, and (ii) each share of Common Stock for which a cash election was made would be converted into the right to receive $9.81 in cash without interest and 0.135 of a share of Manpower Common Stock.
     (d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons or the Listed Persons.
     (e) On April 2, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5 percent of the Common Stock.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated as of April 5, 2010, by and among the Reporting Persons (filed herewith).

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 5, 2010

WACHOVIA INVESTORS, INC.
By:	/s/ Tracey M. Chaffin
	Name:	Tracey M. Chaffin
	Title:	Managing Director

WELLS FARGO & COMPANY
By:	/s/ Jane Washington
	Name:	Jane Washington
	Title:	Vice President

Page 6 of 6 Pages